Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of June 30, 2019, SunLink Health Systems, Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) our Common Stock; and (ii) our Preferred Share Purchase Rights.

Description of Common Shares

The following description of our Common Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended Articles of Incorporation (the “Articles of Incorporation”) and our Amended Code of Regulations (the “Code of Regulations”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Incorporation, our Code of Regulations and the applicable provisions of General Corporation Law of Ohio, Title XVII, Chapter 1701 of the Ohio Revised Code, for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 12,000,000 Common Shares, without par value (“Common Shares”), and 2,000,000 shares of Preferred Shares, without par (“Preferred Shares”). The outstanding Common Shares are fully paid and nonassessable.

Voting Rights

Holders of Common Shares are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Shares do not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding Preferred Shares, if any, the holders of Common Shares are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Shares, holders of Common Shares will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Shares have no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Listing

The Common Shares are traded on NYSE American, LLC exchange under the trading symbol “SSY.”

Description of Preferred Share Purchase Rights

On September 29, 2016, the Company entered into the Tax Benefits Preservation Purchase Rights Plan (the “Purchase Rights Plan”) with American Stock Transfer & Trust, LLC, as Purchase Rights Agent (the “Purchase Rights Agent”).

Effective September 29, 2016, the Board of Directors (the “Board”) of the Company declared a dividend of one Preferred Share Purchase Right (a “Purchase Right”) for each of the Company’s issued and outstanding Common Shares to the stockholders of record at the close of business on October 10, 2016. The description and terms of the Purchase Rights are set forth in the Purchase Rights Plan and summarized below.

The purpose of the Purchase Rights Plan is to diminish the risk that the Company’s ability to use its net operating losses and certain other tax assets (“Tax Benefits”) to reduce potential future federal income tax obligations would become subject to limitations by reason of the Company’s experiencing an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). A company generally experiences such an ownership change if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382 of the Code, increases by more than 50 percentage points over a rolling three-year period. The Purchase Rights Plan is intended to reduce the likelihood of an ownership change under Section 382 of the Code by deterring any person or group from acquiring beneficial ownership of 4.9% or more of the outstanding Common Stock.

The Purchase Rights Plan is in addition to, has a purpose different from, and does not affect SunLink’s 2014 Purchase Rights Plan. SunLink’s 2014 Purchase Rights Plan was adopted in February 2014 and is intended to encourage fair treatment of shareholders should a take-over bid be made for the Company and provide the Board of Directors and the shareholders more time to consider any unsolicited take-over bid but was not intended specifically to seek to preserve the Company’s Tax Benefits. A copy of such 2014 Purchase Rights Plan is referenced in Exhibit 4.1.

Description of the Tax Benefits Preservation Purchase Rights Agreement

The following summary of the terms of the Purchase Rights Plan does not purport to be complete and is qualified in its entirety by the full text of the Purchase Rights Plan, a copy of which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.

Distribution Date. Subject to certain exceptions, Purchase Rights would separate from the Common Shares and become exercisable apart from the Common Shares only following the earlier of (i) the close of business on the tenth (10th) business day after public announcement that a person has become an “Acquiring Person” or (ii) the close of business on the tenth (10th) business day (or such later date as the Board shall determine) after a third party makes a tender or exchange offer which, if consummated, would result in such third party becoming an Acquiring Person.

Exercise of Purchase Rights. On or after the Distribution Date, each Purchase Right would initially entitle the holder to purchase one one-thousandth of a share of the Company’s Series B Voting Preferred Shares, without par value (the “Preferred Shares”), for a purchase price of $4.00 (subject to adjustment) (the “Exercise Price”). Under certain circumstances set forth in the Purchase Rights Plan, the Company may suspend the exercisability of the Purchase Rights.

Definition of Acquiring Person. An “Acquiring Person” is a person or group that, together with affiliates and associates of such person or group, acquires beneficial ownership of 4.9% or more of the Common Shares, other than: (i) the Company, its subsidiaries and their respective employee benefit plans; (ii) any shareholder that, as of the time of the first public announcement of adoption of the Purchase Rights Plan, beneficially owns 4.9% or more of the Common Shares (unless and until such person thereafter acquires any additional shares of Common Shares, subject to certain exceptions); (iii) a person who becomes an Acquiring Person solely as a result of the Company repurchasing Common Shares or a share dividend, share split, reverse share split or similar transaction effected by the Company (unless and until such person acquires additional shares, other than in certain specified exempt transactions); (iv) certain stockholders who, inadvertently or without knowledge of the terms of the Purchase Rights Plan, buy shares in excess of 4.899% of the Common Shares and who do not thereafter reduce the percentage of shares owned below 4.9%; and (v) any person that the Board has affirmatively determined, in its sole discretion, prior to the Distribution Date, in light of the intent and purposes of the Purchase Rights Plan or other circumstances facing the Company, shall not be deemed an Acquiring Person.

“Flip-in” Feature. If any person or group of affiliated or associated persons becomes an Acquiring Person, then each Purchase Right (other than Purchase Rights owned by an Acquiring Person, its affiliates, associates or certain transferees, which will become void) will entitle the holder to purchase, at the then current exercise price, Common Shares (or, in certain circumstances, a combination of Common Shares, other securities, cash or other property) having a value of twice the exercise price of the Purchase Right, in effect enabling a purchase at half-price. However, Purchase Rights are not exercisable following such an event until such time as the Purchase Rights are no longer redeemable by the Company as described below.

“Flip-over” Feature. If, at any time after a person or group of affiliated or associated persons becomes an Acquiring Person, the Company engages in a merger or other business combination transaction or series of related transactions in which the Company is not the surviving corporation, the Common Shares are changed or exchanged, or fifty percent (50%) or more of its assets, cash flow or earning power is sold, then each Purchase Right (not previously voided by the occurrence of a Flip-in Event) will entitle the holder to purchase, at the Purchase Right’s then current exercise price, common shares of such Acquiring Person having a value of twice the Purchase Right’s then current exercise price, in effect enabling a purchase at half-price.

Exchange Option. At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the then outstanding Common Shares, the Board may, in lieu of allowing Purchase Rights to be exercised, cause each outstanding Purchase Right (other than Purchase Rights owned by an Acquiring Person, its affiliates, associates or certain transferees, which will become void) to be exchanged for one Common Share or one one-thousandth of a Preferred Share, in each case as adjusted to reflect share splits or similar transactions.

Redemption. The Purchase Rights may be redeemed by the Board, at a price of $0.001 per Purchase Right at any time prior to the earlier of (i) the tenth (10th) business day following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or (ii) the final expiration of the Purchase Rights.

Power to Amend. Prior to a Distribution Date, the Company may amend the Purchase Rights Plan in any respect. From and after a Distribution Date, the Board may amend the Purchase Rights Plan in order to (i) cure any ambiguity, (ii) correct or supplement any provision which may be defective or inconsistent with any other provisions, (iii) shorten or lengthen any time period (e.g., the redemption period prior to the Purchase Rights becoming non-redeemable) or (iv) change or supplement the provisions in any manner which the Company may deem necessary or desirable and which does not adversely affect the interests of the holders of certificates representing Purchase Rights. The Purchase Rights Plan, however, may not be amended at such time as the Purchase Rights are not redeemable (other than certain limited technical amendments).

Expiration. The Purchase Rights will expire on the earliest of (i) 5:00 P.M., New York, New York time, on September 29, 2024 or such later date as may be established by the Board prior to the expiration of the Purchase Rights (the expiration of the Purchase Rights was extended by the Board in September 2019 from September 29, 2019 to September 29, 2024 subject to the requirement to submit such extension for ratification of the holders of Common Shares), (ii) the time at which the rights are redeemed or exchanged pursuant to the Purchase Rights Plan, (iii) the repeal of Section 382 or any successor statute if the Board determines that the Purchase Rights Plan is no longer necessary or desirable for the preservation of Tax Benefits, or (iv) the beginning of a taxable year of the Company to which the Board determines that Tax Benefits may not be carried forward.

Purchase Rights Certificates. Prior to a Distribution Date, the Purchase Rights will be evidenced by, and trade with, the Common Shares and will not be exercisable or transferable apart from the Common Shares. After a Distribution Date, the Purchase Rights Agent would send certificates representing Purchase Rights to shareholders and the Purchase Rights would trade independent of the Common Shares.

No Purchase Rights as a Shareholder; Other Matters. Until a Purchase Right is exercised, the holder of Purchase Rights, as such, is not entitled to any separate rights as a shareholder of the Company (such as voting or dividend rights). Although the distribution of the Purchase Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Purchase Rights become exercisable for Common Shares (or other consideration) or for common shares of the acquiring company or in the event of the redemption of the Purchase Rights as set forth above.

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